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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Golden Oval Eggs, LLC
(Name of Issuer)
Class A Units
(Title of Class of Securities)
None
(CUSIP Number)
Daniel Knutson
Land O’Lakes, Inc.
P.O. Box 64101
St. Paul, MN 55164-0101
(651) 481-2222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Land O’Lakes, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	41-0365145

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO – Consideration received for asset sale.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		697,350

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		697,350

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	697,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*	See Items 4 and 5 below.

ITEM 1. SECURITY AND ISSUER.
Title of Class of Stock: Class A Units.
Name of Issuer: Golden Oval Eggs, LLC
Address of Issuer:
340 Dupont Avenue NE
P.O. Box 615
Renville, MN 56284
ITEM 2. IDENTITY AND BACKGROUND.
(a) Name of Person Filing: Land O’Lakes, Inc.
(b) Principal business/office address: P.O. Box 64101 St. Paul, MN 55164-0101
(c) Principal business: member-owned food and agricultural cooperative.
(d) Conviction in a criminal proceeding during the last five years: None.
(e) Subject, during the last five years, to a judgment, decree or final securities laws violations: None.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On June 30, 2006, Land O’Lakes, Inc. acquired 697,350 Class B Units of the Issuer as part of the Issuer’s consideration for an asset-sale transaction pursuant to which Land O’Lakes, Inc. sold its liquid eggs operations to the Issuer.
ITEM 4. PURPOSE OF TRANSACTION.
Land O’Lakes, Inc. acquired the Class B Units for investment purposes. At the present time, Land O’Lakes, Inc. has no intention to effect any of the transactions specified in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) On June 30, 2006, Land O’Lakes, Inc. acquired 697,350 of the Issuer’s Class B Units, which constitute 100% of the Issuer’s Class B Units issued and outstanding as of such date. The Certificate of Designation relating to the Class B Units provides that each Class B Unit is convertible at any time into one Class A Unit at the election of the holder. Therefore, as of June 30, 2006, Land O’Lakes, Inc. is the beneficial owner of 12.9% of the Issuer’s Class A Units, based upon 4,702,677 Class A Units outstanding as of April 14, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended February 28, 2006.
Part of the purchase price for the assets sold to the Issuer was paid in the form of a Subordinated Promissory Note dated June 30, 2006, in the original principal amount of $17,000,000 (the “Subordinated Note”). In connection with the asset sale transaction, the Issuer also issued to Land O’Lakes, Inc. a Class B Purchase Warrant (the “Warrant”) for the purchase of such number of Class B Units as is equal to ten percent (10%) of all issued and outstanding units of the Issuer. The Warrant will only become exercisable in the event any amounts remain due and owing to the holder of the Subordinated Note as of July 1, 2009. The Warrant will expire on July 1, 2011 and has an exercise price of $0.01 per Class B Unit. If the Subordinate Note has been paid in full at any time prior to July 1, 2009, the Warrant shall be void ab initio.
(b) Land O’Lakes, Inc. has sole voting and dispositive power with respect to the Class B Units.
(c) Other than as stated in Item 5(a) above, Land O’Lakes, Inc. has not engaged in any transaction in the Issuer’s Class B Units or Class A Units during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Exhibit 1 — Golden Oval Eggs, LLC Certificate of Designation of Class B Units*
Exhibit 2 — Warrant to purchase Class B Units of Golden Oval Eggs, LLC, dated June 30, 2006*

*	Incorporated by reference to the Current Report on Form 8-K dated June 30, 2006 of Golden Oval Eggs, LLC.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
None.

EXHIBIT NO.	DESCRIPTION
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2006

LAND O’LAKES, INC.

	By:	/s/ Daniel Knutson

Name: Daniel Knutson
Title: Senior Vice President & Chief Financial Officer